FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 26, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 79TH/2013 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 21, 2013 at 5:00 p.m. at Rua Hungria, 1400 – 5th floor, in the city and state of São Paulo. QUORUM: The totality of the members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1.   Approved with the abstention of the Chairman of the Board, and unanimously by the other members of the Collegiate Body, the 11 (eleven) names to make up the slate for the Board of Directors (biennial period 2013/2015) to be presented at the next Annual General Meeting, with respective alternates as follows: Effective Members – Abílio Diniz, Sérgio Rosa, Paulo Assunção de Sousa, Décio da Silva, Luis Carlos Fernandes Afonso, Carlos Fernando Costa, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Walter Fontana Filho, José Carlos Reis de Magalhães and Pedro de Andrade Faria. Alternates – Eduardo Rossi, Heloisa Helena Silva de Oliveira, Mauro José Periotto, Sérgio Schwartz, Manuela Cristina Lemos Maçal, Helena Kerr do Amaral, Roberto Faldini, Mauricio da Rocha Wanderley, Eduardo Fontana d´Avila, Fernando Shayer and Daniel Arduini Cavalvante Arruda. 2. Approved with the abstention of the Chairman of the Board of Directors and by the majority of the other members of the Collegiate Body, the submission to the Annual General Meeting of the names of Abílio Diniz, to hold the position as Chairman of the Board and of Sérgio Rosa as Vice Chairman. Opposing the nomination of Abílio Diniz to the chairmanship of the Board of Directors was the Board of Director member Luís Carlos Afonso, in accordance with a separate voting declaration and held on file with the Company, accompanied by the Board of Director member, Décio da Silva. 3. Both proposals shall be voted at the next Extraordinary and Annual General Meeting to be held on April 9, 2013. The convening notice with the proposal to the E/AGM shall be published on March 4, 2013. 4. Other internal Company matters. São Paulo-SP, February 21, 2013. Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice Chairman; Décio da Silva; Heloisa Helena Silva de Oliveira; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Luís Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho; Edina Biava- Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 26, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director